UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Trubion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89778N102

(CUSIP Number)

September 27, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 89778N102

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Abbott Laboratories

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,243,649

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,243,649

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,649

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.99%

12	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: Trubion Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 2401 Fourth Avenue, Suite 1050 Seattle, WA 98121

Item 2.
	(a)	Name of Person Filing: Abbott Laboratories
	(b)	Address of Principal Business Office, or if none, Residence: 100 Abbott Park Road Abbott Park, Illinois 60064-6400
	(c)	Citizenship: Illinois
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share
	(e)	CUSIP Number: 89778N102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount beneficially owned: 2,243,649 shares
(b) Percent of class: 10.99%
(c) Number of shares as to which the reporting person has:
(i) Sole power to direct the vote: 2,243,649
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition of: 2,243,649
(iv) Shared power to dispose or direct the disposition of: 0

Facet Biotech Corporation, a Delaware Corporation (the “Company”), was acquired by Abbott Laboratories, an Illinois corporation (“Abbott”), pursuant to a transaction that was completed on April 21, 2010 (the “Acquisition”). Following the Acquisition, the Company’s name was changed to Abbott Biotherapeutics Corp.  In connection with the integration of the Company into Abbott following the Acquisition, on September 27, 2010, the Company transferred beneficial ownership of all 2,243,649 shares of common stock, par value $0.001 of Trubion Pharmaceuticals, Inc. previously acquired by the Company as reported on Schedule 13G filed by the Company on September 9, 2009, to Abbott.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2010

ABBOTT LABORATORIES

	By:	/s/ Thomas C. Freyman
	Name:	Thomas C. Freyman
	Its:	Executive Vice President, Finance and Chief Financial Officer